ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED		BOND NUMBER

AdvisorShares Trust		09985118B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

October 11, 2018	September 2, 2018 to September 2, 2019	/S/ Samy S. Rabb

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond:

o	AdvisorShares KIM Korea Equity ETF, a series of:

AdvisorShares Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED		BOND NUMBER

AdvisorShares Trust		09985118B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

October 11, 2018	September 2, 2018 to September 2, 2019	/S/ Samy S. Rabb

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

o	AdvisorShares Wilshire Buyback ETF, a series of:

AdvisorShares Trust

is changed to:

o	AdvisorShares DoubleLine Value Equity ETF, a series of:

AdvisorShares Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.